UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

iQIYI, Inc.

(Name of Subject Company (Issuer))

iQIYI, Inc.

(Name of Filing Person (Issuer))

3.75% Convertible Senior Notes due 2023

(Title of Class of Securities)

46267XAB4

(CUSIP Number of Class of Securities)

Xiaodong Wang

Chief Financial Officer

9/F, iQIYI Innovation Building

No. 2 Haidian North First Street, Haidian District

Beijing 100080, People’s Republic of China

Telephone: +86 10-6267-7171

with copy to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road, Central Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 46/F, Tower II, Jing An Kerry Centre 1539 Nanjing West Road Shanghai 200040, China +86 (21) 6193-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
US$750,000,000(1)	US$69,525(2)

(1)

Calculated solely for purposes of determining the filing fee. The purchase price of the 3.75% Convertible Senior Notes due 2023 (the “Notes”), as described herein, is US$1,000 per US$1,000 principal amount outstanding. As of October 25, 2021, there was US$750,000,000 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of US$750,000,000 (excluding accrued but unpaid interest).

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $92.70 for each US$1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture dated as of December 4, 2018 (the “Indenture”), by and between iQIYI, Inc. (the “Company”) and Citicorp International Limited, as trustee (the “Trustee”), for the Company’s 3.75% Convertible Senior Notes due 2023 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to require the Company to repurchase the Notes, as set forth in the Company’s Notice to the Holders dated October 25, 2021 (the “Repurchase Right Notice”) and the related notice materials filed as exhibits to this Schedule TO (which Repurchase Right Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Repurchase Right”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934 (the “Exchange Act”).

ITEMS 1 through 9.

The Company is the issuer of the Notes and is obligated to purchase all of the Notes if properly tendered by the Holders under the terms and subject to the conditions set forth in the Repurchase Right. The Notes are convertible into the Company’s American depositary shares (“ADSs”), each representing seven Class A ordinary shares, par value US$0.00001 per share of the Company, subject to the terms, conditions, and adjustments specified in the Indenture and the Notes. The Company maintains its principal executive offices at 9/F, iQIYI Innovation Building No. 2 Haidian North First Street, Haidian District, Beijing 100080, People’s Republic of China, and the telephone number at this address is +86 10 6267-7171. The Company’s registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Repurchase Right is incorporated by reference into this Schedule TO.

ITEM 10.	FINANCIAL STATEMENTS.

(a)

Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Repurchase Right is not subject to any financing conditions, (iii) the Company is a public reporting company under the Exchange Act that files reports electronically on EDGAR, and (iv) the Repurchase Right applies to all outstanding Notes. The financial condition and results of operations of the Company, its subsidiaries and consolidated affiliate entities are reported electronically on EDGAR on a consolidated basis.

(b)	Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	Not applicable.

(c)	Not applicable.

ITEM 12.	EXHIBITS.

(a)(1)*	Repurchase Right Notice to Holders of 3.75% Convertible Senior Notes due 2023 issued by the Company, dated as of October 25, 2021.

(a)(5)(A)*	Press Release issued by the Company, dated as of October 25, 2021.

(b)	Not applicable.

(d)	Indenture, dated as of December 4, 2018, between the Company and Citicorp International Limited, as trustee (incorporated by reference to Exhibit 4.47 to the Company’s annual report on Form 20-F (File No. 001- 38431) filed with the Securities and Exchange Commission on March 15, 2019).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)*	Repurchase Right Notice to Holders of 3.75% Convertible Senior Notes due 2023 issued by the Company, dated as of October 25, 2021.

(a)(5)(A)*	Press Release issued by the Company, dated as of October 25, 2021.

(d)	Indenture, dated as of December 4, 2018, between the Company and Citicorp International Limited, as trustee (incorporated by reference to Exhibit 4.47 to the Company’s annual report on Form 20-F (File No. 001- 38431) filed with the Securities and Exchange Commission on March 15, 2019).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iQIYI, Inc.

By:	/s/ Xiaodong Wang
Name: Xiaodong Wang
Title: Chief Financial Officer

Dated: October 25, 2021

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